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                                  [LETTERHEAD]

                                                                    Exhibit 99.1

October 13, 1999

The Special Committee of the Board of Directors
Millennium BioTherapeutics, Inc.
640 Memorial Drive
Cambridge, MA 02181

Dear Gentlemen:

    We understand that Millennium BioTherapeutics, Inc. (the "Company") and Millennium Pharmaceuticals, Inc. (the "Buyer") are considering a transaction in accordance with the terms set forth in a draft Agreement and Plan of Merger dated as of October 8, 1999 (the "Agreement"), pursuant to which the Company shall merge with and into the Buyer (the "Merger"). You have requested our opinion regarding the fairness, from a financial point of view, of the aggregate consideration to be received by the employee shareholders, taken as a whole, of the Company (the "Company Employee Shareholders") pursuant to the Agreement.

    Pursuant to the terms of the Agreement, each share of common stock $.001 par value per share, of the Company (the "Company Shares"), owned by the Company Employee Shareholders, other than Company Shares held by dissenting Company Employee Shareholders, shall convert into shares of common stock $.001 par value per share, of the Buyers (the "Buyer Shares") based on the conversion ratios described in the Agreement (the "Consideration"). The total number of Buyer Shares that the Company Employee Shareholders have the right to receive is the number of Company Shares owned by the Company Employee Shareholders multiplied by the average of the two quotients: (i) $15.00 divided by $62.536, and
(ii) $15.00 divided by the average closing trading price of the Buyer's Shares for the 20 consecutive trading days ending on the day that is two trading days prior to the day on which the Effective Time of the Merger occurs. The terms and conditions of the Merger are set out more fully in the Agreement.

    JSB Partners is a private firm engaged in providing advisory and investment banking services to pharmaceutical and biotechnology companies, including private placements, mergers and acquisitions, and corporate alliances. The firm's activities are primarily directed toward financial and commercial transactions. JSB Partners, as a customary part of its business, is regularly engaged in the valuation of businesses and their securities for corporate and other purposes. We have served as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the transaction contemplated by the Agreement and will receive a fee for our services, which include rendering the opinion. Other than the foregoing, JSB Partners has provided no investment banking services to the Company or the Buyer for which it has received any compensation.

    Our opinion does not address the Company's underlying business decision to effect the Merger or constitute a recommendation to any Company Employee Shareholder as to how such shareholder should vote with respect to the Merger. Further, the opinion expressed below addresses only the fairness of the Consideration payable to the Company Employee Shareholders, taken as a whole, and does not address the allocation of Consideration among Company Employee Shareholders, whether pursuant to the Company's certificate of incorporation or otherwise, or the adequacy of any Consideration received in the Merger by any other holder of Company Shares other than the Company Employee Shareholders. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Merger. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement does not differ in any
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material respect from the draft we have examined and that the Company and the
Buyer will comply with all of the material terms of this Agreement.

    In arriving at our opinion, we have among other things: (i) reviewed a draft of the Agreement, (ii) reviewed internal business plans and financial forecasts of the Company, as prepared by senior management, (iii) held discussions with members of the Company's senior management concerning the financial condition and operating results of the Company, (iv) compared the financial position, resources and operating performance of the Company with publicly traded companies and privately-held companies, (v) analyzed the historical market prices and valuations of public and privately-held companies that JSB Partners deemed relevant, (vi) compared the historical market price and trading activity of the Buyer with those of other publicly traded companies that JSB Partners deemed relevant, and (vii) reviewed industry market research studies, company market research reports and conducted analyses as it deemed appropriate. In addition, we have reviewed certain publicly available financial information concerning the Buyer and the Company provided to us by the management of the Company and performed such other studies and analyses and took into account such other matters as we deemed relevant.

    In connection with our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for purposes of this opinion. With respect to the financial projections used in our analyses, we have assumed that they have been reasonably prepared on bases reflecting the best estimates and judgments of the Buyer and the Company senior management, respectively, as to the likely future performance of the Buyer and the Company, respectively. In addition, we have not made an independent valuation or appraisal of the assets of the Buyer or the Company, nor have we been furnished with any such valuation or appraisal. Our opinion is based on market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter. Our opinion does not imply any conclusion as to the likely trading range of Buyer Shares following the consummation of the Merger.

It is understood that this letter is provided to the Special Committee of the Board of Directors of the Company in connection with its consideration of the proposed Merger and may not be used for any other purpose without our prior written consent, except that we consent to the inclusion of this opinion as an exhibit to any proxy statement or registration statement distributed to the Company Employee Shareholders in connection with the Merger.

Based on the analysis described above and subject to the foregoing limitations and qualifications, it is our opinion that the Consideration to be received by the Company Employee Shareholders pursuant to the Agreement is fair from a financial point of view to such holders, taken as a whole, as of the date of delivery of this letter.

                                          Very truly yours,

                                          /s/ JSB PARTNERS, L.P.
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                                          JSB Partners, L.P.

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